K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

December 23, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Federated Enhanced Treasury Income Fund
Registration Statement on Form N-2 (333-144682; 811-22098)

Dear Mr. O’Connell:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Federated Enhanced Treasury Income Fund (the “Fund”) is Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 2”).

Thank you for the telephone call on December 8, 2009 providing additional comments to the Registration Statement on Form
N-2 for the Fund. As we discussed, these comments and responses are addressed in Pre-Effective Amendment No. 2. We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal responses to your comments below.

It is expected that the Fund will file a pre-effective amendment during the third week of January 2010 registering additional shares along with a request for acceleration of effectiveness of the Registration Statement.

Oral Comments Received December 8, 2009:

Comment 1: Please confirm that the Fund will have no “acquired fund fees and expenses.”

Response: The Fund confirms that there will be no acquired fund fees and expenses.

Securities and Exchange Commission

Comment 2: Please confirm that the Fund will not borrow during the first year of operations.

Response: The Fund confirms that it will not borrow during the first year operations.

Comment 3: In the Example to the Fee Table, please confirm that the expenses will be 1.05% and please remove the word “net.”

Response: The Fund confirms that the expenses used to calculate the Fee Table will be 1.05% and we have removed the word “net” as requested.

Comment 4: In footnote 1, please clarify the time period in which the fee waiver and/or reimbursement will be in place and whether it may be terminated only by the Fund’s Board of Trustees.

Response: The Fund has clarified in Footnote 1 (now Footnote 5), that the fee waiver and/or reimbursement will be in place for 5 years and that it may only be terminated or revised by approval of the Fund’s Board of Trustees.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano

Clair E. Pagnano